Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252964

PROSPECTUS SUPPLEMENT NO. 4
(To the Prospectus dated March 4, 2021)

Up to 84,211,418 Shares of Common Stock
Up to 13,250,000 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 3,250,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated March 4, 2021 (as amended, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252964). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2021 (the “Current Report”), other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 13,250,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), which consists of (i) up to 3,250,000 shares of Common Stock that are issuable upon the exercise of 3,250,000 warrants (the “Private Placement Warrants”) originally issued in a private placement to the initial stockholders of Novus Capital Corporation (the “Novus Initial Stockholders”) and EarlyBirdCapital, Inc. and certain of its designees (together with the Novus Initial Stockholders, the “Sponsors”) in connection with the initial public offering of Novus Capital Corporation (“Novus”) and (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of Novus.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 84,211,418 shares of Common Stock consisting of (a) up to 37,500,000 shares of Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on September 28, 2020, (b) up to 2,650,000 shares of Common Stock issued in a private placement to the Sponsors in connection with the initial public offering of Novus, (c) up to 3,250,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants, (d) up to 3,242,336 shares of Common Stock issued upon the conversion of certain convertible promissory notes issued by AppHarvest Operations, Inc. (f/k/a AppHarvest, Inc.) and (e) up to 37,569,082 shares of Common Stock pursuant to that certain Amended and Restated Registration Rights Agreement, dated January 29, 2021, between us and certain selling securityholders granting such holders registration rights with respect to such shares, and (ii) up to 3,250,000 Private Placement Warrants.

The Common Stock and Public Warrants are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “APPH” and “APPHW,” respectively. On July 28, 2021, the last reported sales price of our Common Stock on Nasdaq was $12.34 per share and the last reported sales price of our Warrants was $4.15.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements for this prospectus and future filings. We are incorporated in Delaware as a public benefit corporation. See "Prospectus Summary — Public Benefit Corporation" in the Prospectus.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated July 29, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 23, 2021
AppHarvest, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39288	82-5042965
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Appalachian Way Morehead, KY	40351
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (606) 653-6100
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	APPH	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	APPHW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On July 23, 2021, AppHarvest Richmond Farm, LLC, a Delaware limited liability company (the “Borrower Subsidiary”) and wholly-owned indirect subsidiary of AppHarvest, Inc. (the “Company”), entered into a credit agreement, dated July 23, 2021, (the “Credit Agreement”) with CEFF II AppHarvest Holdings, LLC, a Delaware limited liability company, an affiliate of Equilibrium Capital (the “Lender”) for a construction loan in the original principal amount of $91 million (the “Construction Loan”) for the development of a controlled environment agriculture facility upon that certain real property owned by the Borrower Subsidiary in Richmond, Kentucky (the “Project”).

The Construction Loan provides for monthly disbursements to fund capital costs of the Project in excess of the Borrower Subsidiary’s required equity contribution of 34.5% of the capital costs of the Project. The Construction Loan requires monthly interest payments based on drawn capital at an initial interest rate of 8.0% per annum which will increase on a monthly basis by 0.2% per annum, beginning two years after closing of the Construction Loan, through maturity which is expected to be three years from the Closing Date (as defined in the Credit Agreement), with no required principal payments until maturity. The closing of the Construction Loan is expected to occur in the third quarter of 2021.

The collateral securing the payment and performance of the obligations under the Construction Loan consists of a perfected first priority lien on, and security interest in, (1) all assets of the Borrower Subsidiary, comprised of that certain real property of the Borrower Subsidiary, together with associated personal property and fixtures and (2) the pledge of 100% of the limited liability company ownership interests in the Borrower Subsidiary by AppHarvest Operations, Inc., a Delaware corporation. The Construction Loan is guaranteed by the Company pursuant to a Parent Guaranty (as defined in the Credit Agreement) by and between the Company and the Lender. In addition, the Lender has the right, but not the obligation, to convert the Construction Loan to a sale-leaseback structure by purchasing the Project for an amount equal to the total development costs of the Project (capped at $136.0 million) and leasing back the Project to the Borrower Subsidiary at an 8.0% lease rate calculated on the Lender’s capital outlay in purchasing the Project. Lender has the right to exercise such conversion option during the period that is 90 days before the Construction Loan maturity and 10 business days before maturity. However, the Borrower Subsidiary will have the right to terminate the Lender’s option to purchase the Project upon notice and repayment of the entirety of the Construction Loan on or before the date that is 5 business days prior to maturity.

The Credit Agreement includes customary representations and covenants for financing transactions of this nature, including, among others, a minimum net worth requirement of the Company and a maximum threshold for contingent liabilities for both the Borrower Subsidiary and the Company, as well as operating covenants with respect to the completion and operation of the Project, in each case as set forth in the Credit Agreement.

The foregoing description of the Credit Agreement is qualified in its entirety by reference to the full text of the Credit Agreement, a copy of which will be filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

Forward Looking Statements
Certain statements included in this Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this Form 8-K, regarding the Company’s intention to build high-tech controlled environment agriculture farms, the anticipated benefits of and production at such facilities, the Company’s future financial performance, as well as the Company’s growth plans and strategy, ability to capitalize on commercial opportunities, future operations, estimated financial position, prospects, plans and objectives of management as well as the expected closing date of the Construction Loan are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Form 8-K, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including those discussed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021 under the heading “Risk Factors,” and other documents the Company has filed, or that the Company will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this Form 8-K. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under and Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth above under Item 1.01 is incorporated herein by reference.
Item 7.01 Regulation FD Disclosure.

On July 27, 2021, the Company issued a press release, (“Press Release”) announcing its entry into a new $91 million Construction Loan. A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (“Form 8-K”) and is incorporated herein by reference. The information in this Item 7.01 of the Form 8-K, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, whether made before or after the date hereof, regardless of any general incorporation language in such filing.
Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated July 27, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AppHarvest, Inc.

Dated: July 29, 2021
	By:	/s/ Loren Eggleton
Loren Eggleton
Chief Financial Officer